1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
JAMES CATANO james.catano@dechert.com +1 202 261 3376 Direct +1 202 261 3333 Fax

April 24, 2018

VIA EDGAR

Kimberly Browning

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guardian Variable Products Trust

File Nos. 333-210205; 811-23148

Dear Ms. Browning:

We are writing on behalf of Guardian Variable Products Trust (the “Registrant”) in response to comments that you provided to Kathleen Moynihan of The Guardian Life Insurance Company of America and me via telephone on April 2, 2018 with respect to Post-Effective Amendment No. 4 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 8 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement on Form N-1A filed on February 13, 2018 (the “Registration Statement”). The Registration Statement was filed to register the following series of the Registrant: Guardian Small Cap Core VIP Fund; Guardian Small Cap Value VIP Fund; Guardian Global Utilities VIP Fund; Guardian Multi-Sector Bond VIP Fund; Guardian Total Return Bond VIP Fund; and Guardian U.S. Government Securities VIP Fund (collectively, the “Funds”). As discussed, the Registrant currently does not plan to proceed with the registration of Guardian Small Cap Value VIP Fund.

For your convenience, we have restated your comments regarding the Funds’ fee and expenses below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meaning as in the Registration Statement. As requested, we will subsequently respond by letter to the remaining SEC Staff comments regarding the Registration Statement.

Comment 1:    Prior to filing the Funds’ registration statement pursuant to Rule 485(b) under the 1933 Act, please provide via EDGAR correspondence completed fee and expense tables required by Item 3 of Form N-1A.

Response:       Attached as Appendix A to this correspondence are the completed fee and expense tables required by Item 3 of Form N-1A for the Funds.

Kimberly Browning April 24, 2018 Page 2

Comment 2:    Please confirm that the fee and expense table for each Fund includes estimates of the Fund’s expenses, notably expenses associated with short sales, borrowings and acquired fund fees and expenses, in accordance with Form N-1A. To the extent applicable as principal or non-principal investment types, strategies or techniques, please confirm that appropriate disclosures are included in the Registration Statement.

Response:       The Registrant confirms that the fee and expense table for each Fund includes estimates of the Fund’s expenses, notably expenses associated with short sales, borrowings and acquired fund fees and expenses, in accordance with Form N-1A, and the attendant principal and non-principal investment strategy and risk disclosures are included in the Registration Statement, as applicable.

Comment 3:    Please confirm that, in order for the Manager to recoup previously waived fees or reimbursed expenses under the expense limitation agreement with a Fund, the Fund’s operating expenses after accounting for the recoupment must not exceed either the expense limitation in effect at the time of the waiver or reimbursement or at the time of the recoupment, if any. See AICPA Audit Risk Alert: Investment Companies Industry Developments – 2009 (ARA-INV.73). Please consider clarifying the related disclosure in footnote 2 to the fee and expense table and otherwise set forth in the Registration Statement.

Response: The Registrant confirms that any recoupments made by the Manager under the expense limitation agreement between the Manager and the Funds would comply with the above-referenced Risk Alert. The Registrant has implemented certain clarifying changes to its Prospectus and SAI disclosure in response to this comment.

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We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (202) 261-3376 or james.catano@dechert.com if you wish to discuss this correspondence further.

Sincerely,

/s/ James V. Catano

James V. Catano

Kimberly Browning April 24, 2018 Page 3

cc:	Richard T. Potter, The Guardian Life Insurance Company of America

Kathleen M. Moynihan, The Guardian Life Insurance Company of America

Jeffrey S. Puretz, Dechert LLP

Kimberly Browning April 24, 2018 Page 4

Appendix A